[DUCOMMUN LETTERHEAD]

September 1, 2015

VIA EDGAR

Mr. Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington D. C. 20549

Re:	Ducommun Incorporated

Form 10-K for Fiscal Year Ended December 31, 2014

Filed April 10, 2015

File No. 001-08174

Dear Mr. Shenk:

On behalf of Ducommun Incorporated (the “Company” or “Ducommun”), I am responding to your letter dated August 19, 2015 relating to the above-referenced annual report. Our responses are named and numbered to correspond with the names and numbers of the comments contained in your letter. For your convenience, we have included a copy of the text of your comment above each of our responses.

Management’s Discussion and Analysis, page 26

1.	Comment:

While we note the disclosure in the second paragraph of the “Overview” section, please expand your discussion to enhance an investor’s understanding of your business, and provide further insight regarding material opportunities, challenges and risks on which you are focused in both the short and long term, as well as the steps you are taking to address them. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003). For example, if applicable, please expand to discuss:

•	your efforts in penetrating the engine markets and any material long-term supply agreements you have recently finalized;

•	your efforts to target major strategic industrial customers;

Ducommun Incorporated Response

•	your actions in addressing the level of manufacturing expenses and pursuing cost reduction activities and supply chain initiatives aimed at improving operating performance;

•	the effect of declining military programs and the sun setting of certain platforms, such as the wind down of the Boeing C-17 program for which you made your last shipments in the fourth quarter and reductions in the Apache main rotor which has seen reduced customer requirements;

•	your expectations as to revenue trends within the military and space markets; and

•	your 50% organic growth in your commercial aerospace business over the past five years.

General Response:

The Company understands the Staff’s position and in future filings, will expand its “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) to include, through either a cross reference to the “Business” section or through additional disclosure in the MD&A, further insight regarding the material opportunities, challenges, and risks on which the Company is focused in both the short and long term, as well as the steps the Company is taking to address them. With respect to the particular areas identified by the Staff, the Company’s responses are set forth below.

First Bullet

The Company’s marketing efforts, as disclosed on page 9 of the Company’s Annual Report on Form 10-K (the “2014 10-K”), under the caption “Sales And Marketing,” primarily consist of developing strong, long-term relationships with our customers, which provide the basis for future sales. The Company understands the Staff’s position and in future filings, will expand its MD&A to include, through either a cross-reference to the “Sales and Marketing” section or through additional disclosure in the MD&A, further insight regarding its significant efforts to target major strategic customers. Further, the Company enters into various long-term supply agreements with customers, which it believes is part of its ordinary course of business, none of which are considered material contracts, and although advantageous, is not deemed critical to the Company’s business strategy. As such, the Company does not believe it needs to discuss these agreements.

Ducommun Incorporated Response

Second Bullet

The Company’s marketing efforts, as disclosed on page 9 of the Company’s Annual Report on Form 10-K (the “2014 10-K”), under the caption “Sales And Marketing,” primarily consist of developing strong, long-term relationships with our customers, which provide the basis for future sales. The Company understands the Staff’s position and in future filings, will expand its MD&A to include, through either a cross-reference to the “Sales and Marketing” section or through additional disclosure in the MD&A, further insight regarding its significant efforts to target major strategic industrial customers.

Third Bullet

The Company understands the Staff’s position and proposes in future filings, as appropriate, to disclose the Company’s actions to reduce manufacturing expenses and related costs, as well as supply chain initiatives related to improving operating performance.

Fourth and Fifth Bullets

On page 7 of the 2014 10-K, under the caption “Defense End-Use Market,” the Company disclosed that sales into the military and space end-use market represented approximately 49% of its 2014 net revenues. In addition, on page 8 of the 2014 10-K, under the caption “Defense End-Use Market,” the Company disclosed that the defense end-use market is highly cyclical and is impacted by the level of government defense spending. Government defense spending is impacted by national defense policies and priorities, political climates, fiscal budgetary constraints, U.S. Federal budget deficits, projected economic growth and the level of global military or security threats, or other conflicts. Further discussion can be found on page 8 of the 2014 10-K. However, the Company understands the Staff’s position and in future filings, will expand its MD&A to include, through either a cross-reference to the “Defense End-Use Market” section or through additional disclosure in the MD&A, further insight regarding known revenue trends within the military and space markets.

Sixth Bullet

The Company’s organic growth rate in its commercial aerospace business is primarily tied to the overall growth of the economy, which drives the build rates, along with increased content. Under the caption “Commercial Aerospace

Ducommun Incorporated Response

End-Use Market” on page 7 of the 2014 10-K, the Company disclosed that the growth in the world’s gross domestic product (“GDP”) is a contributor to global air passenger traffic expansion. Emerging economies in Asia, the Middle East and Latin America, where the GDP per capita expands at a faster rate than the developed markets, are contributing to the growth rate for new commercial aircraft. The demand for air travel is also expected to be influenced by a cyclical rebound and improvement in the economies of the more mature markets of Europe and North America. The Company further disclosed forward-looking, industry projections that estimate growth rates in air traffic in the mid-single digits and strength in commercial aerospace over the next few years. For example, Boeing’s projections in its 2014 Annual Report on Form 10-K filed with the SEC estimate a growth rate of 5% per year for passenger and cargo traffic, based on a projected average annual worldwide real economic growth rate of 3%, over the next 20 years in the commercial aircraft market. However, the Company understands the Staff’s position and proposes in future filings, if a similar trend is noted, will expand its MD&A to include, through either a cross-reference to the “Commercial Aerospace End-Use Market” section or through additional disclosure in the MD&A, a discussion of such trend and conditions impacting its business.

Results of Operations, page 29

2.	Comment:

We note that cost of sales is material to your results and varies between periods as a percentage of revenues but you do not provide a direct discussion and analysis of this line item. Please revise your disclosure to provide a direct comparative discussion and analysis of these costs in addition to your current disclosure that is in the context of gross profit. In doing so, please disclose the material components of which these costs consist. Your disclosure should quantify and analyze the impact of each (and not netted) significant component of cost of sales that caused this line item to materially vary (or not vary when expected to) between comparative periods, with explanation of the associated underlying reasons. In this regard, we believe materiality should be assessed in relation to operating income. This disclosure should be presented in a manner to allow investors to discern the relative contribution of each component cited to the total change in cost of sales (i.e., quantify the component). In addition, the impacts of material variances in differing components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please revise your disclosure as appropriate.

Ducommun Incorporated Response

Response:

The Company has historically limited its discussion of changes in cost of sales to the impact of material component changes of cost of sales on gross profit as management (i.e., “through the eyes of those who manage”) uses gross profit as a key indicator to evaluate the business. In addition, the Company believes its investors are most interested in understanding the items that impact the Company’s gross profit. However, the Company understands the Staff’s position and in future filings, intends to include additional disclosures to discuss how material changes in cost of sales impact gross profit within the discussion of gross profit and, to the extent quantifiable, also quantify the impact of the components cited. As it is currently disclosed, the Company generally listed the component’s estimated impact in descending order.

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the referenced filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any further comments or questions regarding this response at (310) 310-8211.

Very truly yours,

Ducommun Incorporated

By:	/s/ Joseph P. Bellino
Joseph P. Bellino,
Vice President, CFO and Treasurer

cc:	Anthony J. Reardon

James S. Heiser

Joel H. Benkie

Douglas L. Groves

Scott J. Calfas, Esq., Gibson, Dunn & Crutcher LLP